SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January, 2003

Commission File Number 1-11412

BRILLIANCE CHINA AUTOMOTIVE
HOLDINGS LIMITED

(Translation of Registrant’s Name Into English)

Suite 2303-2306, 23/F, Great Eagle Center, 23 Harbour Road, Wanchai
Hong Kong, Special Administrative Region of the P.R.C.
(Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	[ X ]	Form 40-F

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	[ ]	No	[ X ]

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________)

Brilliance China Automotive Holdings Limited (the “Registrant”) is furnishing under the cover of Form 6-K:

Exhibit 99.1:	an announcement dated January 27, 2003 and published in the newspapers in Hong Kong on January 28, 2003 relating to a Bermuda writ dated January 21, 2003 filed with the Supreme Court of Bermuda by the Plaintiff Broadsino against the Registrant, and an ex parte Court order dated January 22, 2003 in favor of Broadsino, and the effect the writ and ex parte order will have on the conditional mandatory cash offer by CLSA Limited, on behalf of Huachen Automotive Group Holdings Company Limited and certain members of Management, to acquire all outstanding common shares and American Depositary Shares of the Registrant.

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Brilliance China Automotive Holdings Limited

By: /s/ Xiaoan Wu

Name: Xiaoan Wu Title: Chairman

Date: January 27, 2003

EXHIBIT INDEX

Exhibit	Description

Exhibit 99.1:	an announcement dated January 27, 2003 and published in the newspapers in Hong Kong on January 28, 2003 relating to a Bermuda writ dated January 21, 2003 filed with the Supreme Court of Bermuda by the Plaintiff Broadsino against the Registrant, and an ex parte Court order dated January 22, 2003 in favor of Broadsino, and the effect the writ and ex parte order will have on the conditional mandatory cash offer by CLSA Limited, on behalf of Huachen Automotive Group Holdings Company Limited and certain members of Management, to acquire all outstanding common shares and American Depositary Shares of the Registrant.